NEWS RELEASE

DOW JONES & COMPANY RENEWS LEASE
FOR 151,000 SQUARE FEET
AT ONE WORLD FINANCIAL CENTER

New York, January 7, 2004 — Brookfield Properties Corporation (BPO: NYSE, TSX) today announced that Dow Jones & Company has signed a 15-year lease renewal at One World Financial Center, encompassing 151,000 square feet on floors 9, 10 and 11.

Dow Jones & Company publishes the world’s most vital business and financial news and information including the The Wall Street Journal, the world’s leading business publication.

“We are delighted that one of the pillars of Wall Street, Dow Jones, has chosen to remain at the World Financial Center,” said Ric Clark, President & CEO of Brookfield Properties Corp. “Dow Jones has resided in Lower Manhattan since 1882, and was one of the original tenants at the World Financial Center. We look forward to their renewed commitment and to witnessing with them the continued revitalization of Lower Manhattan during the upcoming years.”

Jeremiah Larkin, Director of Leasing, Ed Hogan, V.P., Leasing, and Dennis Friedrich, President & COO of Brookfield U.S., handled the transaction for Brookfield. James P. Quinn and Duncan McCuaig of Cushman & Wakefield represented Dow Jones & Company.

One World Financial Center is the southernmost of the four unique office towers designed by Cesar Pelli comprising the landmark World Financial Center complex that includes extensive public spaces and the spectacular Winter Garden. Completed in 1985, One World Financial Center is a 40-story tower with over 1.6 million square feet of rentable area, and home to prestigious firms such as Dow Jones & Company, Fidelity Investments and Deloitte. One World Financial Center is connected to the rest of the World Financial Center complex through a pedestrian bridge over Liberty Street, leading to the Winter Garden, outdoor Plaza and shops and restaurants.

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Brookfield Properties Corporation, with a stock market value of $9 billion in assets, owns, develops and manages premier North American office properties. The Brookfield portfolio comprises 47 commercial properties and development sites totaling 46 million square feet, including landmark properties such as the World Financial Center in New York City and BCE Place in Toronto. Brookfield is inter-listed on the New York and Toronto Stock Exchanges under the symbol BPO. For more information, visit the Brookfield Properties Web site at www.brookfieldproperties.com.

Contact: Melissa Coley, Vice President, Investor Relations and Communications, Tel: (212) 417-7215, or via email at: mcoley@brookfieldproperties.com.